Filed by Bancolombia S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Commission File No.: 001-32535

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of Jan, 2025

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date January 28, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

January 28, 2025

Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES BOARD OF DIRECTORS RESOLUTIONS

The Board of Directors of Bancolombia S.A. (“Bancolombia”) has determined to call shareholders to the Ordinary General Shareholders’ Meeting, which will take place on Friday, March 14, 2025. The Shareholders’ Meeting notice will be published in accordance with the legal requirements and the bylaws and will include the meeting place, agenda, and other relevant information.

Bancolombia also announces that the Board of Directors of Bancolombia was informed that, in connection with the procedures announced to the market on October 29, 2024, aimed to modify the corporate structure of Bancolombia and its subsidiaries by creating a holding company named Grupo Cibest S.A. (“Grupo Cibest”), and the completion of a series of corporate transactions (the “Corporate Structure Changes”), Grupo Cibest will call its shareholders on January 29, 2025, to the Ordinary General Shareholders’ Meeting of Grupo Cibest, in which the partial spin-off of Bancolombia in favor of Grupo Cibest, among other matters, will be submitted for consideration and approval by the shareholders of Grupo Cibest. The approval of the Ordinary General Shareholders’ Meeting of Grupo Cibest is one of the necessary approvals to implement the Corporate Structure Changes. For clarity purposes, Bancolombia shareholders should not attend the Grupo Cibest Ordinary General Shareholders’ Meeting.

As previously announced on October 29, 2024, the holders of ordinary shares and the holders of preferred shares without voting rights of Bancolombia will be called to an Extraordinary General Shareholders’ Meeting of Bancolombia to approve the Corporate Structure Changes once the regulatory approval issued by the Financial Superintendence of Colombia is obtained. At that time, the date and the call with the indication of the meeting place, agenda, and other relevant information will be published.

The completion of the Corporate Structure Changes is subject to obtaining the approval of the General Shareholders’ Meetings of the companies involved in the transactions required to implement the Corporate Structure Changes and the relevant regulatory approvals. Currently, approvals from the authorities of El Salvador, Guatemala, and Panama have been obtained.

Important information

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. After the Form F-4 is declared effective by the SEC, the final prospectus will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

The Form F-4 can be found on the SEC’s website (www.sec.gov).

Forward looking statements

This release contains statements that may constitute “forward-looking statements.” These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as “anticipate,” “believe,” “estimate,” “approximate,” “expect,” “may,” “intend,” “plan,” “predict,” “target,” “forecast,” “guideline,” “should,” “project,” and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts

Mauricio Botero Wolff Financial VP Tel.: (57 604) 4040858	Catalina Tobón Rivera IR Director Tel.: (57 601) 4885950

3